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Filed by Health Management Systems, Inc. Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Subject Company: HMS Holdings Corp.
Commission File Number for Registration Statement: 333-100521

On October 21, 2002, Health Management Systems, Inc. issued the following press release:

HEALTH MANAGEMENT SYSTEMS, INC.                [HEALTH MANAGEMENT SYSTEMS LOGO]
401 Park Avenue South
New York, New York 10016
(212) 685-4545
(212) 857-5004 (fax)                                               Nasdaq:HMSY




Release:          October 21, 2002

Contact:          Kathy L. Arendt, Corporate Secretary
                  (212) 857-5486
                  (212) 857-5973 (fax)
                  E-Mail: invest@hmsy.com
                  http://www.hmsy.com


       HEALTH MANAGEMENT SYSTEMS, INC. TO ADOPT HOLDING COMPANY STRUCTURE

New York, NY, October 21, 2002-- Health Management Systems, Inc. (HMSY) filed a registration statement on October 11, 2002 with the Securities and Exchange Commission (SEC) regarding its proposal to create a holding company named HMS Holdings Corp. Following the creation of the holding company, HMSY's Provider and Payor Services businesses will reside in separate subsidiaries.

         The Board of Directors of HMSY believes that the holding company structure will facilitate execution of the Company's growth and diversification strategy. This will afford the following benefits, among others:

o Allow greater opportunity for the individual businesses to identify and promote themselves in their respective marketplaces. As Health Management Systems, Inc., the Payor Services business will be utilizing and building upon a name and identity that is extremely well recognized in the state governmental marketplace in which it has operated for almost twenty years. The Provider Services business will operate as Accordis Inc., a new name more appropriate to the suite of outsourcing services that it now offers to hospitals.

o Reduce the confusion that is inherent in the current structure, with two businesses marketing to related but nonetheless very different healthcare financial services marketplaces.

o Better permit each business to tailor compensation and incentive programs to attract and retain employees with the skill sets appropriate to that business.

         The new holding company structure will result from a merger and share exchange and the separation of HMSY's businesses. Because adoption of the holding company structure will constitute a reorganization with no change in ownership interests, there will be no dilutive impact to the shareholders of HMSY. HMS Holdings Corp. will trade on NASDAQ under the symbol HMSY and no interruption of trading is anticipated. Shareholders of HMSY will be asked to vote to approve adoption of the holding company structure at a special meeting to be scheduled as soon as possible following the effectiveness of the registration statement.


                                      * * *


         HMSY FURNISHES INFORMATION-BASED REVENUE ENHANCEMENT AND BUSINESS OFFICE OUTSOURCING SERVICES TO HEALTHCARE PROVIDERS AND PAYORS. WE HELP OUR CLIENT INCREASE REVENUE, ACCELERATE REIMBURSEMENT AND REDUCE OPERATING AND ADMINISTRATIVE COSTS.

                                      * * *
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HEALTH MANAGEMENT SYSTEMS, INC.                [HEALTH MANAGEMENT SYSTEMS LOGO]
401 Park Avenue South
New York, New York 10016
(212) 685-4545
(212) 857-5004 (fax)                                               Nasdaq:HMSY





         A registration statement has been filed with the SEC on Form S-4 containing a preliminary joint proxy statement and prospectus of HMSY and HMS Holdings Corp. and other relevant documents concerning the holding company proposal. The common stock of HMS Holdings Corp. may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Investors are urged to read the definitive joint proxy statement and prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the proposed restructuring. Investors can obtain the documents filed with the SEC free of charge at the SEC's Web site (www.sec.gov) under the name of HMS Holdings Corp. In addition, investors may obtain a free copy of the definitive joint proxy statement and prospectus, when available, and other documents filed by HMSY and HMS Holdings Corp. with the SEC by contacting HMSY's Shareholder Services at 212-857-5486. Investors should read the definitive joint proxy statement and prospectus when it becomes available before making any voting or investment decision.

         HMSY and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HMSY shareholders. HMS Holdings Corp. may also be deemed to be a participant in the solicitation. Investors may obtain additional information regarding HMSY, HMS Holdings Corp. and their respective officers and directors, including beneficial ownership information, by reading the definitive joint proxy statement and prospectus when it becomes available.



                                      * * *



         This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Economic, business, competitive and/or regulatory factors could cause actual results to differ materially from those described herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. HMSY does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this release.


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